NEWS RELEASE
FOR IMMEDIATE RELEASE

Storm Cat Energy Signs Farmin and Joint Venture Agreement on a 77,775 Acre
Coal Bed Methane Deal in Southeast British Columbia, Canada;
Company Files for Listing on American Stock Exchange

CALGARY, Alberta – (PR Newswire) June 09, 2005 – Storm Cat Energy Corp. (“Storm Cat”) (TSX Venture Exchange: SME) today announced it entered into a Farmin and Joint Venture Agreement (JVA) on 77,775 gross acres (31,110 gross hectares) of Crown Provincial lands and freehold mineral rights in the Elk Valley area in the southeast part of the province of British Columbia, Canada. Under the JVA, Storm Cat has been granted access to all existing infrastructure and facilities and has committed to spend $2,000,000 in the reactivation of existing wells and/or exploration and development expenditures in year one with an ultimate earning expenditure requirement of $12,000,000 over three years at which point Storm Cat will have earned a 50% working interest in the acreage. Under the terms of the JVA, which is subject to senior management approval by each party, no additional consideration was paid by Storm Cat.

The Elk Valley project is situated within a large syncline, known as the Alexander Creek Syncline, which has a core of coal-bearing Cretaceous and Jurassic aged strata, the most prospective of which is the Mist Mountain Formation. The Mist Mountain Formation contains up to 17 major coal seams with individual coal seam thickness of up to 43 feet (13 meters). The coals are high to low volatile bituminous in rank at depths less than 3,300 feet (1,000 meters). Total coal thickness can exceed 210 feet (65 meters). Original gas in place over the Farmout Lands is estimated to be in the order of 7 trillion cubic feet (TCF) to 9 TCF which is consistent with those estimated by the B.C. government.

Storm Cat anticipates initiating the reactivation of certain existing wells in July 2005 pending provincial permitting and approvals. In addition, Storm Cat anticipates the spudding of its first well on this project by October 2005.

Management Comments

Scott Zimmerman, Storm Cat President and Chief Executive Officer said: “This transaction provides Storm Cat with another high quality natural gas resource opportunity and is consistent with our focused business plan of expanding our operations in Canada utilizing Storm Cat’s proven drilling and completions expertise in the development and extraction of natural gas from coals. This transaction brings our total Canadian company acreage exposure to approximately 300 thousand gross acres with an estimated gross unrisked resource potential of more than 7 TCF. This resource estimate reflects our best approximation of Storm Cat’s upside and is based on our more than 145 years of geo-technical experience exploring and developing large resource-rich, and unconventional, natural gas projects. ”

American Stock Exchange Listing

Storm Cat Energy Corporation filed for a listing on the American Stock Exchange (AMEX) on May 28, 2005. The company qualifies for an AMEX listing under Section 3 of the qualification process. Final approval for listing is expected in approximately 12 weeks. The approval to list on the AMEX is contingent upon Storm Cat being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the company is not in compliance with such standards.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada, and high-risk, high-reward exploration acreage in Mongolia. The company’s shares trade on the Toronto Venture Exchange as “SME.”

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities and Exchange Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created therein. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to those discussed in the company's Annual Report for the year ended December 31, 2004. Although Storm Cat Energy believes the assumptions underlying the forward-looking statements contained herein are reasonable, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion herein should not be regarded as a representation by the company or any other person that the objectives and plans of the company will be achieved.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

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